K&L|GATES                                   K&L Gates LLP
                                            1601 K Street NW
                                            Washington, DC  20006-1600
                                            T 202.778.9000      www.klgates.com





                                  July 29, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549



                  Re:    Lehman Brothers Institutional Liquidity Funds
                           Money Market Portfolio, Prime Portfolio, Government Portfolio Government Reserves Portfolio, Treasury Portfolio, Treasury Reserves Portfolio, Tax-Exempt Portfolio and Municipal Portfolio
                         File Nos.  333-122847; 811-21715
                         Post-Effective Amendment No. 3
                         -------------------------------
Ladies and Gentlemen:

      We have acted as counsel to Lehman Brothers Institutional Liquidity Funds ("Trust") in connection with the preparation of Post-Effective Amendment No. 3 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

      Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

                                        Very truly yours,

                                        /s/ K&L Gates LLP

                                        K&L Gates LLP